

02007406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37329



MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brut, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broadway, 7th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Badach — 212-952-0280 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Brian Hyndman, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Brut, LLC for the year ended December 31, 2001 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

President
Title

Subscribed and Sworn to before me
on this 15th day of February 2002

COLLEEN A. HUSSEY
Notary Public, State of New York
No. [illegible]
[illegible] in New York County
Commission Expires June 22, 2002



Notary Public

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Members of
Brut, LLC

We have audited the accompanying statement of financial condition of Brut, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Brut, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2002

BRUT, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 17,073,632
Cash and securities deposited with clearing organizations (securities at fair value of $5,037,500)	5,149,263
Deposit with clearing broker	1,481,223
Receivable from brokers and dealers, net of allowance for doubtful accounts of $869,975	12,720,220
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $690,006	1,405,878
Goodwill, net of amortization of $19,741,667	31,758,333
Other assets	1,576,068
TOTAL ASSETS	$ 71,164,617

LIABILITIES AND MEMBERS' EQUITY

Drafts payable	$ 1,242,904
Clearance and execution fees	7,410,690
Compensation and benefits	3,535,130
System and related support fees	856,050
Taxes payable	232,525
Accounts payable and accrued expenses	1,031,274
Total Liabilities	14,308,573
MEMBERS' EQUITY	56,856,044
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 71,164,617

See notes to statement of financial condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brut, LLC (the "Company"), formerly known as The BRUT ECN, L.L.C., is a Delaware limited liability company. The Company is a registered broker-dealer and operator of The BRUT ECN System (the "System"), an electronic communications network ("ECN") that allows its subscribers to enter orders for display, view and execute against the orders entered by other subscribers, and view the trading interest of other market participants and route orders through the System to trade with said participants. Subscribers primarily use the System for transaction activity in securities traded on the Nasdaq Stock Market ("Nasdaq"), although the System now also offers similar capabilities with respect to securities traded on the New York and American Stock Exchanges.

The Company charges transaction fees to subscribers and other market participants that execute transactions against System orders, or route their orders through the System for execution against other market participants. Transaction fees are determined on a per share basis and are billed monthly. Brut, Inc., a Delaware corporation with a 1% ownership interest in the Company, is the Manager of the Company pursuant to an Operating Agreement between and among all of the Company owners.

2. SIGNIFICANT ACCOUNTING POLICIES

Transaction Fees - Transaction fees from securities transactions are recorded on trade date.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2001, cash equivalents represent an investment in a money market fund.

Furniture, Equipment and Leasehold Improvements - Furniture and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the life of the lease.

Intangible Assets – Goodwill of $51,500,000 was recorded in connection with the merger with Strike on February 9, 2000 and is being amortized on a straight-line basis over a period of five years.

New Accounting Pronouncements – In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of SFAS No. 125." While SFAS No. 140 carries over most of the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," it provides new guidelines for reporting financial assets transferred as collateral and the derecognition of financial assets, in particular transactions involving the use of special purpose entities. SFAS No. 140 prescribes additional disclosures for collateral transactions and for securitization transactions accounted for as

sales. The new guidelines for collateral transactions were effective for fiscal year ending after December 15, 2000, while the new guidelines for the derecognition of financial assets were effective for transfers made after March 31, 2001. The adoption of SFAS No. 140 had no impact on the Company's financial condition.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with the statement. Intangible assets that do not have indefinite lives will continue to be amortized over their useful lives and reviewed for impairment. The Company adopted the provisions of SFAS No. 142 as of the beginning of the fiscal year 2002.

Other - The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company pays for utilization and development of the System to SunGard Trading Systems ("STS"). Furthermore, the Company also pays clearance fees for clearance services of the Phase3 System to SunGard Financial Systems ("SFS"). An affiliate of STS and SFS is a member of the Company. Included within the Statement of Financial Condition at December 31, 2001 are fees payable to STS and SFS of $856,050 and $871,050, respectively.

4. INCOME TAXES

The Company is a limited liability company and, as such, is not subject to federal or state income taxes. All items of taxable income and all income tax deductions flow through to the holders of member shares, in proportion to their ownership interest. Limited liability companies are, however, subject to New York City Unincorporated Business Taxes ("UBT").

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $1,000,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2001, the Company had net capital of $15,327,686 which was $14,327,686 in excess of its required net capital of $1,000,000 and the ratio of aggregate indebtedness to net capital was 0.93 to 1.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with outside

counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2001.

Leases - The Company entered into a new lease agreement for office space that commenced in November 2001. As of December 31, 2001, the Company has non-cancelable operating leases through 2010 for office space. At December 31, 2001, future minimum rental commitments under these leases are as follows:

Year Ending December 31,	
2002	$ 1,297,478
2003	1,440,720
2004	1,453,564
2005	1,454,732
2006	1,479,118
Thereafter	4,900,933
Total	$ 12,026,545

The leases contain provisions for escalations based on certain costs incurred by the lessor.

Risks and Uncertainties - The Company generates substantially all of its revenue by charging transaction fees to market participants that either execute transactions against buy or sell orders in the System or have transactions routed outside the System for execution. As a result, the Company's revenue could vary based on transaction volume and transaction fee levels.

7. EMPLOYEE BENEFITS

The Company has provided a 401(k) Savings Plan (the "Plan") in which employees may contribute up to 7% of their compensation. In the first year, the Company matched 100% of the first 3% of compensation contributed to the Plan, and 50% of the next 2% contributed. The Company also made an additional discretionary contribution in the amount of 3% of compensation contributed during the year. All employer provided contributions are subject to change after the initial year.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

Brut, LLC
55 Broadway 7th Floor
New York, New York 10006

In planning and performing our audit of the financial statements of Brut, LLC (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of managers, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP